SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2018 – December 31, 2018) filed with the Tokyo Stock Exchange on Monday January 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 28, 2019	By	/s/ Shoji Taniguchi
Shoji Taniguchi
Managing Executive Officer
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2018 – December 31, 2018

January 28, 2019

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2018 to December 31, 2018

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2018

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2018	1,796,155	(18.2%)	258,184	(5.5%)	295,168	(18.1%)	236,207	(7.9%)
December 31, 2017	2,194,882	14.0%	273,282	10.4%	360,488	7.9%	256,391	18.1%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥229,249 million for the nine months ended December 31, 2018 (year-on-year change was a 15.9% decrease) and ¥272,442 million for the nine months ended December 31, 2017 (year-on-year change was a 46.8% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2018	184.53	184.38
December 31, 2017	200.05	199.86

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2018	12,121,792	2,883,350	2,817,498	23.2%
March 31, 2018	11,425,982	2,798,874	2,682,424	23.5%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2018	—	27.00	—	39.00	66.00
March 31, 2019	—	30.00	—	—	—

March 31, 2019 (Est.)	—	—	—	46.00	76.00

*Note 3:

For details of dividend payout ratio forecast for the fiscal year ending March 31, 2019, please refer to “Announcement Regarding Revision of Dividend Policy, Interim Dividend and Dividend Payout Ratio for the Fiscal Year Ending March 31, 2019” announced on October 26, 2018.

3. Targets for the Year Ending March 31, 2019 (Unaudited)

In order to facilitate a better understanding of our medium- and long- term growth projections by our shareholders and potential investors, we decided to include our medium-term strategic directions in this document. For details, please refer to “1.Summary of Consolidated Financial Results (3) Medium-Term Strategic Directions FY2019-2021” on page 9.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 4:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 14.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,629,128 as of December 31, 2018, and 1,324,495,728 as of March 31, 2018.

2. The number of treasury stock was 42,843,623 as of December 31, 2018, and 42,843,413 as of March 31, 2018.

3. The average number of outstanding shares was 1,280,038,092 for the nine months ended December 31, 2018, and 1,281,625,426 for the nine months ended December 31, 2017.

The Company’s shares held through the Board Incentive Plan Trust (1,823,993 shares as of December 31, 2018 and 1,651,443 shares as of March 31, 2018) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2018

		Nine months ended December 31, 2017	Nine months ended December 31, 2018	Change
				Amount	Percent
Total Revenues	(millions of yen)	2,194,882	1,796,155	(398,727)	(18)%
Total Expenses	(millions of yen)	1,921,600	1,537,971	(383,629)	(20)%
Income before Income Taxes	(millions of yen)	360,488	295,168	(65,320)	(18)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	256,391	236,207	(20,184)	(8)%
Earnings Per Share (Basic)	(yen)	200.05	184.53	(15.52)	(8)%
(Diluted)	(yen)	199.86	184.38	(15.48)	(8)%
ROE (Annualized) *1	(%)	13.2	11.5	(1.7)	—
ROA (Annualized) *2	(%)	3.00	2.67	(0.33)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2018 to December 31, 2018)

Total revenues for the nine months ended December 31, 2018 (hereinafter, “the third consolidated period”) decreased 18% to ¥1,796,155 million compared to ¥2,194,882 million during the same period of the previous fiscal year. Services income increased due primarily to large gains from sales of property under facility operations, and an increase in sales of the environment and energy business. On the other hand, sales of goods and real estate decreased due primarily to a decrease in related revenues generated by a subsidiary in the principal investment business which had recognized significant demand during the same period of the previous fiscal year. In addition, despite an increase in life insurance premiums in line with an increase in policies in force, life insurance premiums and related investment income decreased due to a decrease in investment income from assets under variable annuity and variable life insurance contracts, as compared to the same period of the previous fiscal year during which market conditions had improved significantly.

Total expenses decreased 20% to ¥1,537,971 million compared to ¥1,921,600 million during the same period of the previous fiscal year. Services expense increased in line with the aforementioned increase in revenues. Costs of goods and real estate sold decreased in line with the aforementioned decrease in revenues. In addition, life insurance costs decreased due to a decrease in a provision of liability reserve from assets under variable annuity and variable life insurance contracts, despite the aforementioned increase in policies in force.

Equity in net income of affiliates decreased mainly due to the recognition of significant gains on sales of investments in real estate joint ventures during the same period of the previous fiscal year, and the recognition of losses in an affiliate in India during the third consolidated period. Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year due to significant gains on sales of subsidiaries and affiliates recorded during the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes for the third consolidated period decreased 18% to ¥295,168 million compared to ¥360,488 million during the same period of the previous fiscal year. In addition, although provision for income taxes decreased due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO INCORPORATED, net income attributable to ORIX Corporation shareholders decreased 8% to ¥236,207 million compared to ¥256,391 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the third consolidated period decreased 16% to ¥297,817 million compared to ¥356,189 million during the same period of the previous fiscal year. Segment profits increased in Real Estate and Retail segments, while segment profits decreased in Corporate Financial Services, Maintenance Leasing, Investment and Operation and Overseas Business segments.

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

	Nine months ended December 31, 2017 (millions of yen)	Nine months ended December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	86,194	71,717	(14,477)	(17)
Segment Profits	37,551	19,760	(17,791)	(47)

	As of March 31, 2018 (millions of yen)	As of December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	991,818	974,870	(16,948)	(2)

Segment revenues decreased 17% to ¥71,717 million compared to ¥86,194 million during the same period of the previous fiscal year due to a decrease in finance revenues in line with decreases in average investment balances of direct financing leases and a decrease in gains on sales of securities, despite an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers.

Segment expenses remained at the same level as the same period of the previous fiscal year.

As a result of the foregoing and due to the recognition of gains on sales of affiliates during the same period of the previous fiscal year, segment profits decreased 47% to ¥19,760 million compared to ¥37,551 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥974,870 million compared to the end of the previous fiscal year due to a decrease in investment in direct financing leases despite an increase in investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Nine months ended December 31, 2017 (millions of yen)	Nine months ended December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	207,239	214,304	7,065	3
Segment Profits	31,085	30,387	(698)	(2)

	As of March 31, 2018 (millions of yen)	As of December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	847,190	862,354	15,164	2

Segment revenues increased 3% to ¥214,304 million compared to ¥207,239 million during the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment expenses increased due to increases in costs of operating leases and in selling, general and administrative expenses.

As a result of the foregoing, segment profits decreased 2% to ¥30,387 million compared to ¥31,085 million during the same period of the previous fiscal year.

Segment assets increased 2% to ¥862,354 million compared to the end of the previous fiscal year due to increases in new executions of investment in operating leases and investment in direct finance leases.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

	Nine months ended December 31, 2017 (millions of yen)	Nine months ended December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	138,632	158,015	19,383	14
Segment Profits	52,084	55,420	3,336	6

	As of March 31, 2018 (millions of yen)	As of December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	620,238	568,082	(52,156)	(8)

Segment revenues increased 14% to ¥158,015 million compared to ¥138,632 million during the same period of the previous fiscal year due to increases in operating leases revenues in line with an increase in gains on sales of rental properties and in services income from facilities operations which resulted from sales of property under facility operations.

Segment expenses decreased due to a decrease in write-downs of long-lived assets.

As a result of the foregoing, notwithstanding a decrease in equity in net income of affiliates due to significant gains on sales of investments in real estate joint ventures that were recognized during the same period of the previous fiscal year, segment profits increased 6% to ¥55,420 million compared to ¥52,084 million during the same period of the previous fiscal year.

Segment assets decreased 8% to ¥568,082 million compared to the end of the previous fiscal year due to sales of rental properties and property under facility operations.

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

	Nine months ended December 31, 2017 (millions of yen)	Nine months ended December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	1,073,732	704,828	(368,904)	(34)
Segment Profits	62,648	30,392	(32,256)	(51)

	As of March 31, 2018 (millions of yen)	As of December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	856,348	959,049	102,701	12

Segment revenues decreased 34% to ¥704,828 million compared to ¥1,073,732 million during the same period of the previous fiscal year due to a decrease in sales of goods by a subsidiary in the principal investment business which recognized significant demand during the same period of the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year in line with the aforementioned decrease in revenues.

As a result of the foregoing and the recognition of significant gains on sales of shares of a subsidiary during the same period of the previous fiscal year, segment profits decreased 51% to ¥30,392 million compared to ¥62,648 million during the same period of the previous fiscal year.

Segment assets increased 12% to ¥959,049 million compared to the end of the previous fiscal year due to increases in property under facility operations in the environment and energy business and inventories, and an acquisition in the principal investment business.

Retail Segment: Life insurance, banking and card loan

	Nine months ended December 31, 2017 (millions of yen)	Nine months ended December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	336,381	289,288	(47,093)	(14)
Segment Profits	63,274	66,237	2,963	5

	As of March 31, 2018 (millions of yen)	As of December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,174,505	3,396,141	221,636	7

Segment revenues decreased 14% to ¥289,288 million compared to ¥336,381 million during the same period of the previous fiscal year due to a decrease in investment income from assets under variable annuity and variable life insurance contracts, this decrease was primarily due to the significant market improvement that had occurred during the same period of the previous fiscal year, which was partially offset by increases in life insurance premiums in line with an increase in policies in force and in finance revenues in the banking business.

Segment expenses decreased due to a decrease in life insurance costs as a provision of liability reserve from assets under variable annuity and variable life insurance contracts declined.

As a result of the foregoing, segment profits increased 5% to ¥66,237 million compared to ¥63,274 million during the same period of the previous fiscal year.

Segment assets increased 7% to ¥3,396,141 million compared to the end of the previous fiscal year due primarily to an increase in investment in securities in the life insurance business and an increase in installment loans in the banking business, despite the surrender of variable annuity and variable life insurance contracts.

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft- and ship-related operations

	Nine months ended December 31, 2017 (millions of yen)	Nine months ended December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	360,288	365,420	5,132	1
Segment Profits	109,547	95,621	(13,926)	(13)

	As of March 31, 2018 (millions of yen)	As of December 31, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,608,819	3,148,818	539,999	21

Segment revenues increased 1% to ¥365,420 million compared to ¥360,288 million during the same period of the previous fiscal year mainly due to increases in finance revenues through an acquisition of loan and asset management company in the Americas and operating leases in the aircraft-related operation, despite a decrease in gains on investment securities and dividends.

Segment expenses increased mainly due to an increase in interest expense.

As a result of the foregoing and a decrease in equity in net income of affiliates due to the recognition of losses in an affiliate in India, segment profits decreased 13% to ¥95,621 million compared to ¥109,547 million in the same period of the previous fiscal year.

Segment assets increased 21% to ¥3,148,818 million compared to the end of the previous fiscal year due to increases in installment loans in line with an above-mentioned acquisition and in investment in affiliates by an acquisition of the shares of an aircraft leasing company in Ireland.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2018	As of December 31, 2018	Change
				Amount	Percent
Total Assets	(millions of yen)	11,425,982	12,121,792	695,810	6%
(Segment Assets)		9,098,918	9,909,314	810,396	9%
Total Liabilities	(millions of yen)	8,619,688	9,230,763	611,075	7%
(Long- and Short-term Debt)		4,133,258	4,619,311	486,053	12%
(Deposits)		1,757,462	1,884,576	127,114	7%
Shareholders’ Equity	(millions of yen)	2,682,424	2,817,498	135,074	5%
Shareholders’ Equity Per Share	(yen)	2,095.64	2,201.24	105.60	5%

Notes:	1. Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 6% to ¥12,121,792 million compared to ¥11,425,982 million at the end of the previous fiscal year. Installment loans increased due primarily to the acquisition of a loan and asset management company in the Americas. Investment in securities increased due primarily to the purchase of investment in securities in the life insurance business. Investment in affiliates increased due to the acquisition of shares of an aircraft leasing company in Ireland. Segment assets increased 9% to ¥9,909,314 million compared to the end of the previous fiscal year.

In line with the increase in assets, long-term debt and short-term debt, and deposits in liabilities also increased compared to the end of the previous fiscal year.

Shareholders’ equity increased 5% to ¥2,817,498 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

(3) Medium-Term Strategic Directions FY2019-2021

ORIX Group manages its business portfolio by dividing it into six segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. Furthermore, taking risk and capital requirements into account, ORIX Group categorizes these six segments into three categories: “Finance,” “Operation” and “Investment” to describe its mid-term strategic directions.

The “Finance” business is ORIX Group’s customer base and source of information. However, given that the low interest rate environment makes growth difficult in the financial business, ORIX Group will continue to focus on “Operation” and “Investment” to grow stable earnings and will proactively enter new markets to nurture its next core businesses.

The “Operation” business for which operational risk is taken by ORIX Group is positioned as ORIX Group’s growth driver and source for new and stable earnings. ORIX Group will engage in M&A and expand new investment with a focus on the environment and energy business, asset management business, concession business and life insurance business as well as other new business areas coming from the change in society and the market.

The “Investment” business provides ORIX Group with opportunities to develop new businesses. ORIX Group focuses mainly on private equity businesses in Japan and overseas, aircraft- and ship-related operations and will expand the scale of those businesses.

From the fiscal year ending March 31, 2019, ORIX Group aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between 4% and 8%, and to maintain ROE above 11%.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2018	As of December 31, 2018
Cash and Cash Equivalents		1,321,241	1,215,907
Restricted Cash		83,876	119,292
Investment in Direct Financing Leases		1,194,888	1,165,792
Installment Loans		2,823,769	3,177,459
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥17,260 million
December 31, 2018	¥35,697 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(54,672)	(57,343)
Investment in Operating Leases		1,344,926	1,311,226
Investment in Securities		1,729,455	1,844,206
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥37,631 million
December 31, 2018	¥23,554 million
Property under Facility Operations		434,786	490,137
Investment in Affiliates		591,363	850,648
Trade Notes, Accounts and Other Receivable		294,773	261,801
Inventories		111,001	145,019
Office Facilities		112,962	108,146
Other Assets		1,437,614	1,489,502
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥15,008 million
December 31, 2018	¥17,802 million

Total Assets		11,425,982	12,121,792

Liabilities and Equity
Short-term Debt		306,754	648,767
Deposits		1,757,462	1,884,576
Trade Notes, Accounts and Other Payable		262,301	233,687
Policy Liabilities and Policy Account Balances		1,511,246	1,489,650
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥444,010 million
December 31, 2018	¥362,073 million
Current and Deferred Income Taxes		366,947	368,045
Long-term Debt		3,826,504	3,970,544
Other Liabilities		588,474	635,494

Total Liabilities		8,619,688	9,230,763

Redeemable Noncontrolling Interests		7,420	7,679

Commitments and Contingent Liabilities

Common Stock		220,961	221,111
Additional Paid-in Capital		267,291	257,625
Retained Earnings		2,315,283	2,470,128
Accumulated Other Comprehensive Income (Loss)		(45,566)	(55,463)
Treasury Stock, at Cost		(75,545)	(75,903)

Total ORIX Corporation Shareholders’ Equity		2,682,424	2,817,498
Noncontrolling Interests		116,450	65,852

Total Equity		2,798,874	2,883,350

Total Liabilities and Equity		11,425,982	12,121,792

Note:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2018	As of December 31, 2018
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	10,465	5,380
Debt valuation adjustments	0	654
Defined benefit pension plans	(20,487)	(20,535)
Foreign currency translation adjustments	(31,806)	(37,147)
Net unrealized losses on derivative instruments	(3,738)	(3,815)

Total	(45,566)	(55,463)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Revenues :
Finance revenues	171,348	179,951
Gains on investment securities and dividends	33,919	4,767
Operating leases	289,967	313,321
Life insurance premiums and related investment income	278,538	228,020
Sales of goods and real estate	836,689	453,199
Services income	584,421	616,897

Total Revenues	2,194,882	1,796,155

Expenses :
Interest expense	56,806	67,376
Costs of operating leases	188,777	191,493
Life insurance costs	205,030	152,799
Costs of goods and real estate sold	782,273	415,810
Services expense	358,724	375,245
Other (income) and expense, net	(1,096)	242
Selling, general and administrative expenses	315,267	320,084
Provision for doubtful receivables and probable loan losses	11,960	14,075
Write-downs of long-lived assets	3,029	26
Write-downs of securities	830	821

Total Expenses	1,921,600	1,537,971

Operating Income	273,282	258,184
Equity in Net Income of Affiliates	46,289	16,514
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	40,917	20,470

Income before Income Taxes	360,488	295,168
Provision for Income Taxes	98,934	56,140

Net Income	261,554	239,028

Net Income Attributable to the Noncontrolling Interests	4,875	2,387

Net Income Attributable to the Redeemable Noncontrolling Interests	288	434

Net Income Attributable to ORIX Corporation Shareholders	256,391	236,207

Note :

Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” starting from the three months ended June 30, 2018. The change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to the change, the presented amounts in the consolidated statements of income for the previous fiscal year have been reclassified retrospectively to conform to the presentation for the nine months period ended December 31, 2018.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Net Income :	261,554	239,028

Other comprehensive income, net of tax:
Net change of unrealized gains (losses) on investment in securities	(9,926)	(1,835)
Net change of debt valuation adjustments	0	303
Net change of defined benefit pension plans	(583)	5
Net change of foreign currency translation adjustments	25,882	(5,129)
Net change of unrealized gains (losses) on derivative instruments	439	(64)
Total other comprehensive income	15,812	(6,720)

Comprehensive Income	277,366	232,308

Comprehensive Income Attributable to the Noncontrolling Interests	4,587	2,299

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	337	760

Comprehensive Income Attributable to ORIX Corporation Shareholders	272,442	229,249

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued, and related amendments were issued thereafter. The core principle of these Updates requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company and its subsidiaries adopted these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. The adoption primarily resulted in changes in the timing of revenue recognition for performance fees received from customers regarding asset management business, and certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. The effect of adopting these Updates on the Company and its subsidiaries’ financial position at the adoption was mainly an increase of ¥405 million in retained earnings in the consolidated balance sheets.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update requires an entity to measure equity investments at fair value, and requires recognizing the changes in fair value through earnings or using alternative method that requires carrying value to be adjusted by subsequent observable transactions. Additionally, this Update revises the presentation of certain fair value changes for financial liabilities measured at fair value. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the consolidated balance sheets, due to reclassification of unrealized changes in fair value of equity investments from accumulated other comprehensive income to retained earnings, and reclassification of changes in fair value of financial liabilities resulting from a change in the instrument-specific credit risk when the Company and its subsidiaries have elected to measure the liabilities at fair value in accordance with the fair value option, from retained earnings to accumulated other comprehensive income.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥3,772 million in retained earnings in the consolidated balance sheets.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Nine Months ended December 31, 2017		Nine Months ended December 31, 2018		March 31, 2018	December 31, 2018
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	86,194	37,551	71,717	19,760	991,818	974,870
Maintenance Leasing	207,239	31,085	214,304	30,387	847,190	862,354
Real Estate	138,632	52,084	158,015	55,420	620,238	568,082
Investment and Operation	1,073,732	62,648	704,828	30,392	856,348	959,049
Retail	336,381	63,274	289,288	66,237	3,174,505	3,396,141
Overseas Business	360,288	109,547	365,420	95,621	2,608,819	3,148,818

Segment Total	2,202,466	356,189	1,803,572	297,817	9,098,918	9,909,314

Difference between Segment Total and Consolidated Amounts	(7,584)	4,299	(7,417)	(2,649)	2,327,064	2,212,478

Consolidated Amounts	2,194,882	360,488	1,796,155	295,168	11,425,982	12,121,792

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

From the three months ended June 30, 2018, consolidated VIEs for securitizing financial assets such as lease receivables and loan receivables, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment. As a result of this change, the presented amounts in the financial information of the segments for the previous fiscal year have been retrospectively reclassified to conform to the presentation for the nine months ended December 31, 2018.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

2. Geographic Information

	(millions of yen)

	Nine Months Ended December 31, 2017
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,822,281	160,264	212,337	2,194,882
Income before Income Taxes	247,489	58,737	54,262	360,488

	(millions of yen)

	Nine Months Ended December 31, 2018
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,433,808	149,509	212,838	1,796,155
Income before Income Taxes	201,496	55,590	38,082	295,168

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
*Note 3:

From the three months ended June 30, 2018, regarding ORIX Corporation Europe N.V., both total revenues and income before income taxes, previously disclosed in Other, are disclosed separately in the above areas, and the information about geographic areas for the previous fiscal year has been retrospectively reclassified as a result of this change.

(8) Subsequent Events

There are no material subsequent events.